December 22, 2020

VIA EMAIL AND EDGAR

Ms. Abby Adams

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019 filed February 19, 2020

File No. 001-13879

Dear Ms Adams:

We are submitting this response to your letter dated December 16, 2020 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian Cleminson, Chief Financial Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). We understand that you will be reviewing our response and may have additional comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comments in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 11. Executive Compensation, page 94.

1.

In your discussion of Annual Incentives on page 27 of your proxy statement, you indicate that personal performance goals are established at the beginning of the financial year. We note your discussion of the scoring for personal objectives beginning on page 30 but note that the discussion lacks details concerning the established goals. The discussion references growth and improvement without quantifying the goals and comparing the results to such goals. Similarly, your discussion of the long term incentive plan lacks details relating to the decision to grant awards under the program and performance vesting criteria. Please confirm that you will provide a more detailed description of the goals and actual performance in comparison to the goals in future filings.

Company Response:

Beginning with the 2021 Proxy Statement, we propose to expand the discussion that appeared beginning on page 30 of our 2020 Proxy Statement, regarding the personal performance goals and actual performance measured against these goals for each of the Named Executive Officers. The wording is expected to be similar to the following sample, which is based on our 2020 Proxy Statement and uses Mr. Williams’s 2019 compensation as an example. Where the information is commercially sensitive, we will disclose the objective as a percentage of the target set. The expanded disclosure in our 2021 Proxy will cover all our Named Executive Officers:

In 2019, the Compensation Committee set personal objectives for Mr. Williams, which focused on the key challenges and priorities for the Corporation, which include safety, strategic initiatives, financial and compliance goals. These were in addition to the financial targets for Corporate Operating Income and Free Cash Flow, which 80% of Mr. Williams’s incentive compensation under the MICP is based on. These personal performance goals are summarized below, together with the actual performance achieved:

Personal Performance Goals and Objectives	Actual Performance vs Personal Goals and Objectives

Safety performance as measured by the Lost Time Accident Frequency Rate (LTAFR) to better industry average	The Corporations LTAFR in 2019 was 0.07 vs industry average of 0.15

Develop and update growth strategy, including focus on commercialization of new products	Strategy review completed Sales of new products launched in last 5 years account for over 25% of total sales New Drag Reducing Agent (DRA) product ahead of expectations and plant at full capacity

Grow Performance Chemicals business with focus on new market segments and new products and technologies

Growth strategies developed for key segments of Mining, AgChem and Construction, as well as more established segments of Personal Care and Home Care.

New technology center in US commissioned to support new product development.

Identify and implement strategies to mitigate impact of any potential disruption in ability to supply customers.

Developed and implemented plans to source alternative manufacturing capability to minimize supply issues following disruption involving key supplier.

Plans developed and implemented to mitigate impact of Brexit

Grow Oilfield Services through new products and geographic expansion	DRA strategy implemented and manufacturing capacity increased to meet demand Development of strategic partnership with major player in Middle East

Implement robust succession plans for key leadership roles	Plans developed and associated actions agreed with Board. Good progress made on plans for all key roles

Given Mr. Williams’s performance measured against the goals set, the Compensation Committee recommended Mr. Williams be awarded a score of 47 out of 50 for his personal objectives. Based on this and the overall strong results of the Corporation for Operating Income and Free Cash Flow versus the targets set, the independent members of the full Board approved the Compensation Committee’s recommendations for Mr. Williams to be awarded a bonus of $1,611,563.

Beginning with the 2021 Proxy Statement, we propose to expand the disclosure on the actual performance measured against the goals of the long term incentive plan. Where the information is commercially sensitive, we will disclose the achievement as a percentage of the target set. The wording is expected to be similar to the following sample, which is based on our 2020 Proxy Statement, using 2019 performance as of December 31, 2019:

The actual performance of the three performance measures since the plan was introduced in January 2018 are summarized below;

Performance Measure	Weighting	Achievement as at end 2019

Earnings per Share (“EPS”) target for 2020, excluding the Octane Additives business, which delivers an increase in EPS of over 40% for the Corporation, excluding the Octane Additives business, versus the 2017 achieved level	40%	105% of target

Earnings before tax target for 2020 as set out in the acquisition business plan approved by the Board for the EDS acquisition	40%	126% of target

Delivery of the agreed succession plans and associated actions for key roles, as approved by the Board	20%	Score of 19 out of 20 as assessed by Compensation Committee

Based on the performance detailed above, a total payment of $14,897,700 would be due if payments were due under this plan on December 31, 2019. The absolute amount of any payment will not be determined until February 2021, at which time payment may be zero if each of the performance measures does not achieve its threshold level.

General

2.

On page 13 of your proxy statement, you state, “The Board considers diversity in the nominating process, along with other criteria, for potential Director candidates. The recruitment specification for new Directors concentrates on candidates who are seasoned executive officers, with significant relevant experience, both at board level and within industry.” In future proxy statements, disclose not only whether you consider diversity, but how, as required by Item 407(c)(2)(vi) of Regulation S-K.

Company Response:

Beginning with the 2021 Proxy Statement, we propose to expand the discussion regarding the identification and nomination of Director candidates to refer to consideration of director candidates in line with our Board Diversity Policy and also the fact that females and minority candidates are included in every director search pool. The wording is expected to be similar to the following sample:

Identifying and evaluating nominees for Director

The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating nominees for Director. The Nominating and Corporate Governance Committee considers each person’s judgment, experience, independence, understanding of our business or other related industries and such factors as the committee determines relative in light of the needs of the Board of Directors and the Company. The Nominating and Corporate Governance Committee reviews the skills and attributes of Board members within the context of the current make-up of the full Board and regularly assesses the appropriate size of the Board and whether vacancies on the Board are expected due to retirement or otherwise.

In the event that vacancies are anticipated, or otherwise arise, the Nominating and Corporate Governance Committee considers potential candidates for Director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, stockholders or other persons. In addition, during 2019 and 2020, the Nominating and Corporate Governance Committee retained a professional search firm to assist in identifying and evaluating potential candidates for nomination at the Annual Meeting. In line with our Board Diversity Policy, the Board actively considers diversity (including gender, race, and ethnicity) in the nominating process, along with other criteria, for potential Director candidates and specifically requests that females and minority candidates are included in every Director search pool. The recruitment specification for new Directors concentrates on candidates who are seasoned executive officers, with significant relevant experience, both at board level and within relevant industries.”

3.

We note from your Amended and Restated By-laws that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Company Response:

Beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2020, we propose to enhance Item 1A Risk Factors in substantially the form set forth below regarding the Company’s exclusive forum provision and the applicability of such provision to actions arising under the Securities Act or Exchange Act.

Our amended and restated by-laws designate specific Delaware courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated by-laws (the “By-laws”) provide that, unless we consent in writing to the selection of an alternative forum, the appropriate court within the State of Delaware is the sole and exclusive forum, to the fullest extent provided by law, for the following types of actions or proceedings:

•	any derivative action or proceeding brought on behalf of the Corporation,

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders,

•

any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), the Certificate of Incorporation, the By-laws, or as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware,

•	any action asserting a claim governed by the internal affairs doctrine, or

•	any other internal corporate claim as defined in Section 115 of the DGCL.

This includes, to the extent permitted by the federal securities laws, lawsuits asserting both state law claims and claims under the federal securities laws.

This forum selection provision in the By-laws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in the By-laws, a court could rule that such a provision is inapplicable or unenforceable.

Application of the choice of forum provision may be limited in some instances by law. Section 27 of the Securities Exchange Act of 1934 (“Exchange Act”) provides for exclusive federal court jurisdiction over Exchange Act claims. Accordingly, to the extent the exclusive forum provision is held to cover a shareholder derivative action asserting claims under the Exchange Act, such claims could not be brought in the Delaware Court of Chancery and would instead be within the jurisdiction of the federal district court for the District of Delaware. Section 22 of the Securities Act of 1933 (“Securities Act”) creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our stockholders will not be deemed by operation of our choice of forum provision to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. The selection of legal jurisdiction for litigation claims may impact the outcome of legal proceedings which could impact our results of operations, financial position and cash flows.

*****

If you have any additional questions or comments, please feel free to contact me directly at 00 44 151 355 3611.

/s/ Ian P. Cleminson
Ian P. Cleminson
Executive Vice-President and Chief Financial Officer